Makkanotti Group Corporation
311 South Division Street
Carson City, Nevada 89703

August 27, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D. C. 20549

Attention:   Pamela Long, Assistant Director
                  Sherry Haywood, Staff Attorney

Re:   Makkanotti Group Corporation
         Registration Statement on Form S-1
         File No. 333-204857
         REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Long:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Makkanotti Group Corporation (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-204857), as amended (the "Registration Statement"), so that it may become effective at 4:00 p.m. Eastern Daylight Time on August 28, 2015, or as soon as practicable thereafter.

The Registrant hereby authorizes Anthony R. Paesano, of Paesano Akkashian Apkarian, PC, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

  (i) Should the Securities and Exchange Commission (the "Commission") of the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  (ii) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  (iii) The Registrant may not assert comments of the Commission of the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Paesano, or in his absence, Brian M. Akkashian at (248) 792-6886. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Paesano Akkashian Apkarian, PC, attention: Anthony R. Paesano, via facsimile at (248) 792-6885.

Best Regards,

MAKKANOTTI GROUP CORPORATION

/s/ Anna Ioannou
Anna Ioannou
Chief Executive Officer

cc: Anthony R. Paesano, Paesano Akkashian Apkarian, PC